SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 26, 2021

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Second Quarter Results 2021”, dated July 26, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 26th day of July 2021.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q2 2021

Philips delivers Q2 sales of EUR 4.2 billion, with 9% comparable sales growth; net income amounts to EUR 153 million and Adjusted EBITA margin improves 280 basis points to 12.6%; company announces EUR 1.5 billion share buyback program

Amsterdam, July 26, 2021

Second-quarter highlights

  Group sales increased to EUR 4.2 billion, with 9% comparable sales growth
  Comparable order intake decreased 15%, with strong double-digit growth in the Diagnosis & Treatment businesses and a decline in the Connected Care businesses on the back of COVID-19-related 167% growth in Q2 2020
  Income from continuing operations decreased to EUR 65 million due to a EUR 250 million provision related to field actions to address a component quality issue. Income from continuing operations was EUR 195 million in Q2 2020.
  Adjusted EBITA increased to EUR 532 million, or 12.6% of sales, compared to EUR 390 million, or 9.8% of sales, in Q2 2020
  Operating cash flow amounted to EUR 332 million, compared to EUR 446 million in Q2 2020
  Free cash flow was EUR 167 million, compared to EUR 212 million in Q2 2020

Frans van Houten, CEO

“We have mobilized the necessary resources across the company to address the component quality issue in certain of our sleep and respiratory care products. We fully understand the impact that this is having on patients, as their well-being is at the heart of everything we do at Philips. We are in discussions with the relevant regulatory authorities to obtain authorization to start deploying the repair kits and replacement devices that we are producing.

I am pleased with the good performance momentum in all our businesses except the Sleep & Respiratory Care business, as we delivered a strong 9% comparable sales growth and 280 basis points profitability improvement for the Group in the quarter. I am particularly encouraged by the 29% order intake growth in our Diagnosis & Treatment businesses, as well as the strong growth of our Personal Health businesses.

In the quarter, we introduced exciting innovations, such as the new Spectral CT 7500 to help improve disease characterization and reduce rescans and follow-ups. The integration of BioTelemetry and Capsule Technologies is proceeding well, and our customers appreciate the expanded portfolio of end-to-end patient care management solutions from the hospital to the home. We entered 12 new long-term strategic partnerships, building on the strength of our portfolio and demonstrating the trust hospital leaders have in our ability to enhance health outcomes and lower the cost of care, while improving patient and staff experience.

Confident in our strategy and financial trajectory, we are launching a new share buyback program of EUR 1.5 billion in line with our balanced capital allocation policy.

Looking ahead, while we continue to see uncertainty related to the impact of COVID-19 across the world and electronic component shortages, our financial outlook remains within our guided range, with low-to-mid-single-digit comparable sales growth and an Adjusted EBITA margin improvement of 60 basis points expected for the Group in 2021.”

Business segment performance

The Diagnosis & Treatment businesses recorded 16% comparable sales growth, with double-digit growth in all businesses. Comparable order intake increased 29%, with strong double-digit growth in Image-Guided Therapy, Ultrasound and Diagnostic Imaging. The Adjusted EBITA margin increased to 13.2%, mainly driven by sales growth and productivity measures.

Comparable sales in the Connected Care businesses decreased 16%, as mid-single-digit growth in Hospital Patient Monitoring was more than offset by a double-digit decline in Sleep & Respiratory Care. Comparable order intake decreased significantly following the steep COVID-19-related increase in Q2 2020. The Hospital Patient Monitoring business continues to perform well above 2019 levels. The newly acquired BioTelemetry and Capsule Technologies businesses continue to deliver strong sales growth with increasing profitability. The Adjusted EBITA margin amounted to 11.3%, mainly due to the impact in the Sleep & Respiratory Care business.

The Personal Health businesses recorded a strong comparable sales growth of 33%, driven by double-digit growth across all businesses. The Adjusted EBITA margin increased to 17.0%, mainly driven by sales growth and productivity measures, partly offset by investments in advertising & promotion.

Philips’ ongoing focus on innovation and partnerships resulted in the following highlights in the quarter:

  In China, Philips signed a contract with Gansu Provincial Maternity and Child Care Hospital to streamline and advance the delivery of critical care across multiple departments of the hospital. Philips will provide its advanced critical care information system, patient monitoring solutions and diagnostic cardiology solutions.

  Building on their successful cooperation in MR-guided adaptive radiation therapy, Philips and Elekta deepened the partnership to advance personalized cancer care through precision oncology solutions to deliver more precise therapy, shorter treatment times, and lower cost of care.

  Philips introduced the Spectral CT 7500 system, which delivers high-quality spectral images for a broad patient base, including cardiac, pediatric and bariatric patients, further expanding the company’s comprehensive CT portfolio, which comprises spectral and conventional CT systems, as well as radiation oncology CT systems, and advanced informatics and services.

  Philips launched IntraSight Mobile, which offers users in hospitals and office-based labs the integration, flexibility and affordability of a single mobile system for intravascular imaging, physiology measurements and co-registration for seamless workflows and enhanced patient care. Building on the success of IntraSight, the launch will further reinforce Philips’ leading position in image-guided therapy.

  Philips announced progress on several clinical studies including the positive two-year clinical study results for the Tack Endovascular System for dissection repair, the first patient enrollment in the DEFINE GPS multicenter study to further drive the adoption of iFR for percutaneous coronary interventions based on clinical evidence, and the start of the WE-TRUST multicenter stroke study to shorten treatment times by identifying, planning and treating ischemic stroke patients in the interventional suite. Moreover, Philips announced the first structural heart repair procedure at Mayo Clinic using its new 3D intracardiac echocardiography catheter VeriSight Pro.

  Philips introduced its integrated Interventional Hemodynamic System with the portable Patient Monitor IntelliVue X3, providing advanced vital signs measurements at the tableside in the interventional suite and continuous monitoring across care settings. Uninterrupted patient monitoring can help to improve clinical decision making and timely detection of potential adverse events at every stage.

  The global launch of Philips’ most advanced electric toothbrush, the Sonicare 9900 Prestige, was well received, with an average 4.7 (out of 5) star rating by consumers. The premium electric toothbrush leverages AI to optimize the user’s brushing technique, ensuring full coverage of their teeth, and instills brushing habits that improve oral health.

  Expanding the company’s leading male grooming portfolio, Philips introduced the Shaver Series 9000 with SkinIQ technology in China. The premium shaver leverages AI and sensors to offer a personalized shave tailored to each unique skin and hair type. It will also be launched in North America and Europe in the second half of the year.

Cost savings

In the second quarter, productivity savings amounted to EUR 90 million, of which procurement savings amounting to EUR 44 million, and savings of EUR 46 million delivered by overhead and other programs.

Capital allocation

Today, Philips is announcing a new share buyback program for capital reduction purposes for an amount of up to EUR 1.5 billion. At the current share price, the program represents a total of approximately 36.8 million shares, or 4% of total shares outstanding. Philips expects to start the program in the third quarter of 2021 and to complete it within three years. It is expected that the program will be executed through a number of forward purchase transactions with one or more financial institutions and/or open market purchases by an intermediary to allow for transactions during both open and closed periods in accordance with the EU Market Abuse Regulation. Updates on the progress of the program and further details will be made available here, and through press releases as appropriate.

Under Philips’ ongoing EUR 1.5 billion share buyback program for capital reduction purposes, which was initiated in the first quarter of 2019, Philips repurchased shares in the open market and entered into a number of forward transactions. Philips had 2,500,000 shares delivered in June 2021 as part of the program, and under the currently outstanding forward contracts the company expects to have another 17,976,023 shares delivered in the remainder of 2021. These shares will be cancelled by December 31, 2021, resulting in an estimated total number of issued shares of 897 million by that date, compared to 917 million shares at the end of Q2 2021. Further details can be found here.

Domestic Appliances

On March 25, 2021, Philips announced that it had signed an agreement to sell its Domestic Appliances business to global investment firm Hillhouse Capital. As planned, on July 1, 2021 the Domestic Appliances business became a stand-alone entity and the sale is on track for completion in the third quarter of 2021. Since the first quarter of 2021, the Domestic Appliances business (which was previously part of the Personal Health segment) is reported as a discontinued operation. Philips will continue to consolidate Domestic Appliances under International Financial Reporting Standards (IFRS) until the sale is completed.

Regulatory update

On June 14, 2021 Philips initiated a voluntary recall notification in the US/field safety notice outside the US for certain sleep and respiratory care products to address identified potential health risks related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices.

Philips has established dedicated call centers and a device registration process to support patients. The company is increasing its production, service and repair capacity and has requested the relevant regulatory clearances for the repair and replacement actions. Subject to these regulatory clearances, Philips is ready to start deploying the repair kits and replacement devices that it is producing. Given the estimated scope of the field actions on the installed base, Philips has taken a provision of EUR 250 million in the second quarter of 2021, in addition to the provision that the company recorded in the first quarter of 2021.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q2 20201)	Q2 2021
Sales	3,974	4,230
Nominal sales growth	(4)%	6%
Comparable sales growth2)	(5)%	9%
Comparable order intake3)	27%	(15)%
Income from operations	205	85
as a % of sales	5.2%	2.0%
Financial income and expenses, net	21	(7)
Investments in associates, net of income taxes	-	(2)
Income tax	(30)	(11)
Income from continuing operations	195	65
Discontinued operations, net of income taxes	14	88
Net income	210	153
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders4) (in EUR) - diluted	0.21	0.07
Adjusted income from continuing operations attributable to shareholders4) (in EUR) - diluted2)	0.27	0.40
Net income attributable to shareholders4) (in EUR) - diluted	0.23	0.16
EBITA2)	364	173
as a % of sales	9.2%	4.1%
Adjusted EBITA2)	390	532
as a % of sales	9.8%	12.6%
Adjusted EBITDA2)	630	762
as a % of sales	15.9%	18.0%
1) Comparative figures in this report have been restated, refer to 'Presentation' in Forward-looking statements and other important information. 2) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 3) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2020.  4) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales growth was 9%, with double-digit growth in the Personal Health businesses and Diagnosis & Treatment businesses, partly offset by a double-digit decline in the Connected Care businesses.
  Comparable order intake declined by 15%, with double-digit growth in the Diagnosis & Treatment businesses, which was more than offset by a double-digit decline in the Connected Care businesses following the exceptional demand for patient monitors and hospital ventilators in Q2 2020.
  Adjusted EBITA increased by EUR 142 million and the margin increased by 280 basis points compared to Q2 2020, driven by sales growth and productivity measures.
  Restructuring, acquisition-related and other charges amounted to EUR 359 million, compared to EUR 27 million in Q2 2020. Q2 2021 mainly includes a field action provision of EUR 250 million, a loss of EUR 70 million related to a divestment, restructuring and acquisition-related charges of EUR 45 million, and separation costs of EUR 27 million related to the Domestic Appliances business, partly offset by a favorable result in legal matters of EUR 38 million, a benefit from the re-measurement of environmental liabilities of EUR 33 million, and a gain of EUR 32 million related to a minority participation.
  Financial income and expenses resulted in an expense of EUR 7 million, compared to a gain of EUR 21 million in Q2 2020. Q2 2021 includes lower gains on the value of our minority participations compared to Q2 2020.
  Income tax decreased by EUR 19 million year-on year, mainly due to lower net income in Q2 2021.
  Net income from discontinued operations increased by EUR 74 million year-on-year, mainly driven by the Domestic Appliances business, which has been classified as a discontinued operation since Q1 2021.
  Net income decreased by EUR 57 million, as higher operational earnings were more than offset by a EUR 250 million field action provision.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q2 2020	Q2 2021	nominal	comparable1)
Western Europe	817	873	7%	6%
North America	1,593	1,674	5%	6%
Other mature geographies	416	408	(2)%	4%
Total mature geographies	2,825	2,955	5%	5%
Growth geographies	1,149	1,275	11%	16%
Philips Group	3,974	4,230	6%	9%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Amounts may not add up due to rounding.

  Sales in growth geographies increased by 16% on a comparable basis, driven by double-digit growth in China, India and Central & Eastern Europe. In mature geographies, sales increased by 5% on a comparable basis, with mid-single-digit growth in North America and Western Europe.

Cash and cash equivalents balance in millions of EUR

	Q2 2020	Q2 2021
Beginning cash balance	2,143	1,080
Free cash flow1)	212	167
Net cash flows from operating activities	446	332
Net capital expenditures	(234)	(166)
Other cash flows from investing activities	(101)	1
Treasury shares transactions	2	(83)
Changes in debt	(63)	234
Dividend paid to shareholders		(409)
Other cash flow items	(1)	(9)
Net cash flows from discontinued operations	102	38
Ending cash balance	2,294	1,019
of which discontinued operations		16
of which continuing operations		1,003
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Net cash flows from operating activities amounted to EUR 332 million, driven by higher operational earnings offset by a phasing-led reduction of accounts payable.
  Treasury shares transactions includes share repurchases for capital reduction purposes and employee stock purchase plans.
  Changes in debt mainly includes the issuance of commercial paper amounting to a total of EUR 300 million.
  Dividend paid to shareholders includes a EUR 409 million cash dividend, whereas in 2020 the dividend was fully distributed in shares.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	March 31, 2021	June 30, 2021
Long-term debt	5,877	5,882
Short-term debt	1,742	1,949
Total debt	7,619	7,831
Cash and cash equivalents	1,040	1,003
Net debt	6,579	6,827
Shareholders' equity	12,493	11,952
Non-controlling interests	33	34
Group equity	12,526	11,987
Net debt : group equity ratio1)	34:66	36:64
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q2 2020	Q2 2021
Sales	1,919	2,117
Sales growth
Nominal sales growth	(7)%	10%
Comparable sales growth1)	(8)%	16%
Income from operations	104	262
as a % of sales	5.4%	12.4%
EBITA1)	225	285
as a % of sales	11.7%	13.5%
Adjusted EBITA1)	166	279
as a % of sales	8.7%	13.2%
Adjusted EBITDA1)	235	350
as a % of sales	12.2%	16.5%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales growth was 16%, with strong double-digit growth in Image-Guided Therapy, Enterprise Diagnostic Informatics, Diagnostic Imaging and Ultrasound.
  Comparable sales in mature geographies showed double-digit growth, driven by Western Europe and North America. Growth geographies recorded double-digit growth, with double-digit growth in Latin America and India, and mid-single-digit growth in China.
  Adjusted EBITA increased by EUR 113 million, resulting in a margin of 13.2%, mainly driven by sales growth and productivity measures.
  Restructuring, acquisition-related and other charges amounted to a gain of EUR 6 million, compared to a gain of EUR 59 million in Q2 2020. Q2 2021 includes restructuring and acquisition-related charges of EUR 32 million, which were more than offset by a favorable result in legal matters of EUR 38 million. In Q3 2021, restructuring, acquisition-related and other charges are expected to total approximately EUR 25 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q2 2020	Q2 2021
Sales	1,324	1,182
Sales growth
Nominal sales growth	14%	(11)%
Comparable sales growth1)	14%	(16)%
Income from operations	172	(221)
as a % of sales	13.0%	(18.7)%
EBITA1)	205	(161)
as a % of sales	15.5%	(13.6)%
Adjusted EBITA1)	236	133
as a % of sales	17.8%	11.3%
Adjusted EBITDA1)	289	173
as a % of sales	21.8%	14.6%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales declined by 16%, with mid-single-digit growth in Hospital Patient Monitoring, which was more than offset by a double-digit decline in Sleep & Respiratory Care.
  Comparable sales in growth geographies showed a low-single-digit decline, with double-digit growth in India, which was more than offset by a double-digit decline in all main markets. Mature geographies recorded a double-digit decline, which was due to North America and Western Europe.
  Adjusted EBITA decreased by EUR 103 million, resulting in a margin of 11.3%, mainly due to the impact in the Sleep & Respiratory Care business.
  Restructuring, acquisition-related and other charges were EUR 293 million, compared to EUR 31 million in Q2 2020. Q2 2021 includes a field action provision of EUR 250 million and EUR 16 million of restructuring and acquisition-related charges. In Q3 2021, restructuring, acquisition-related and other charges are expected to total approximately EUR 45 million, mainly relating to post-merger integration costs.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q2 20201)	Q2 2021
Sales	644	827
Sales growth
Nominal sales growth	(22)%	28%
Comparable sales growth2)	(21)%	33%
Income from operations	(4)	137
as a % of sales	(0.6)%	16.6%
EBITA2)	0	141
as a % of sales	0.0%	17.0%
Adjusted EBITA2)	36	141
as a % of sales	5.6%	17.0%
Adjusted EBITDA2)	70	169
as a % of sales	10.9%	20.4%
1) Comparative figures in this report have been restated, refer to 'Presentation' in Forward-looking statements and other important information. 2) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales growth was 33%, with strong double-digit growth across all businesses.
  Comparable sales in growth and mature geographies showed double-digit growth, with all markets contributing.
  Adjusted EBITA increased by EUR 105 million, resulting in a margin of 17.0%, mainly driven by sales growth and productivity measures, partly offset by higher investments in advertising & promotion.
  Restructuring, acquisition-related and other charges amounted to a gain of EUR 1 million, compared to charges of EUR 35 million in Q2 2020. In Q3 2021, restructuring, acquisition-related and other charges are expected to total approximately EUR 5 million.

Other

Key data

in millions of EUR

	Q2 2020	Q2 2021
Sales	87	104
Income from operations	(68)	(94)
EBITA1)	(67)	(93)
Adjusted EBITA1) of:	(48)	(20)
IP Royalties	42	50
Innovation	(44)	(33)
Central costs	(31)	(30)
Other	(15)	(8)
Adjusted EBITDA1)	36	70
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Sales increased by EUR 17 million, mainly driven by higher royalty income.
  The increase in Adjusted EBITA mainly relates to higher royalty income and lower costs.
  Restructuring, acquisition-related and other charges amounted to EUR 73 million, compared to EUR 19 million in Q2 2020. Q2 2021 includes a loss of EUR 70 million related to a divestment and EUR 27 million of separation costs related to the Domestic Appliances business, partly offset by a benefit from the re-measurement of environmental liabilities of EUR 33 million. In Q3 2021, restructuring and acquisition-related charges are expected to total EUR 20 million; other charges, related to the separation of the Domestic Appliances business, are expected to total EUR 45 million.

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  EBITA
  Adjusted EBITA
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12.3, Reconciliation of non-IFRS information, of the Annual Report 2020 and to the Forward-looking statements and other important information.

Sales growth composition

in %

	Q2 2021				January to June
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2021 versus 2020
Diagnosis & Treatment	10.3%	(0.1)%	5.9%	16.2%	6.0%	0.0%	6.7%	12.7%
Connected Care	(10.7)%	(9.7)%	4.8%	(15.6)%	(3.6)%	(8.0)%	6.0%	(5.5)%
Personal Health	28.4%	0.0%	5.0%	33.4%	19.0%	0.0%	6.3%	25.3%
Philips Group	6.4%	(3.3)%	5.4%	8.5%	5.1%	(2.6)%	6.3%	8.8%

Adjusted income from continuing operations attributable to shareholders 1)

in millions of EUR unless otherwise stated

	Q2		January to June
	2020	2021	2020	2021
Net income	210	153	249	192
Discontinued operations, net of income taxes	(14)	(88)	(37)	(161)
Income from continuing operations	195	65	212	31
Continuing operations non-controlling interests	(2)	(2)	(3)	(3)
Income from continuing operations attributable to shareholders 1)	194	63	209	28
Adjustments for:
Amortization and impairment of acquired intangible assets	159	67	242	186
Impairment of goodwill	-	21	-	15
Restructuring and acquisition-related charges	(31)	45	30	54
Other items	58	314	112	607
Net finance expenses2)	(66)	(29)	(79)	(50)
Tax impact of adjusted items	(64)	(115)	(141)	(214)
Adjusted income from continuing operations attributable to shareholders 1)	249	366	373	626
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.21	0.07	0.23	0.03
Adjusted income from continuing operations attributable to shareholders1) per common share (EUR) - diluted	0.27	0.40	0.41	0.69
1) Shareholders refers to shareholders of Koninklijke Philips N.V.  2) The comparative figures have been restated to conform to the revised definitions. Refer to Forward-looking statements and other important information.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q2 2021
Net income	153
Discontinued operations, net of income taxes	(88)
Income tax expense	11
Investments in associates, net of income taxes	2
Financial expenses	46
Financial income	(39)
Income from operations	85	262	(221)	137	(94)
Amortization and impairment of acquired intangible assets	67	22	39	4	1
Impairment of goodwill	21		21
EBITA	173	285	(161)	141	(93)
Restructuring and acquisition-related charges	45	32	16	(1)	(2)
Other items	314	(38)	277	-	75
Adjusted EBITA	532	279	133	141	(20)

January to June 2021
Net income	192
Discontinued operations, net of income taxes	(161)
Income tax expense	(5)
Investments in associates, net of income taxes	(6)
Financial expenses	89
Financial income	(75)
Income from operations	33	356	(379)	238	(181)
Amortization and impairment of acquired intangible assets	186	104	71	7	3
Impairment of goodwill	15	2	13
EBITA	234	463	(295)	245	(178)
Restructuring and acquisition-related charges	54	14	38	-	1
Other items	607	(36)	538	-	105
Adjusted EBITA	894	441	281	245	(73)

Q2 2020
Net income	210
Discontinued operations, net of income taxes	(14)
Income tax expense	30
Investments in associates, net of income taxes	-
Financial expenses	47
Financial income	(67)
Income from operations	205	104	172	(4)	(68)
Amortization and impairment of acquired intangible assets	159	120	33	4	1
EBITA	364	225	205	-	(67)
Restructuring and acquisition-related charges	(31)	(62)	14	11	5
Other items	58	3	17	24	14
Adjusted EBITA	390	166	236	36	(48)

January to June 2020
Net income	249
Discontinued operations, net of income taxes	(37)
Income tax expense	-
Investments in associates, net of income taxes	4
Financial expenses	94
Financial income	(96)
Income from operations	214	113	216	34	(150)
Amortization and impairment of acquired intangible assets	242	152	67	8	15
EBITA	456	265	283	42	(135)
Restructuring and acquisition-related charges	30	(19)	25	18	5
Other items	112	36	37	24	15
Adjusted EBITA	598	283	345	84	(114)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q2 2021
Net income	153
Discontinued operations, net of income taxes	(88)
Income tax expense	11
Investments in associates, net of income taxes	2
Financial expenses	46
Financial income	(39)
Income from operations	85	262	(221)	137	(94)
Depreciation, amortization and impairments of fixed assets	333	110	102	33	89
Impairment of goodwill	21		21
Restructuring and acquisition-related charges	45	32	16	(1)	(2)
Other items	314	(38)	277	-	75
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(37)	(16)	(22)	-	2
Adjusted EBITDA	762	350	173	169	70

January to June 2021
Net income	192
Discontinued operations, net of income taxes	(161)
Income tax expense	(5)
Investments in associates, net of income taxes	(6)
Financial expenses	89
Financial income	(75)
Income from operations	33	356	(379)	238	(181)
Depreciation, amortization and impairments of fixed assets	671	260	176	63	172
Impairment of goodwill	15	2	13
Restructuring and acquisition-related charges	54	14	38	-	1
Other items	607	(36)	538	-	105
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(38)	(18)	(22)		2
Adjusted EBITDA	1,341	578	364	301	99

Q2 2020
Net income	210
Discontinued operations, net of income taxes	(14)
Income tax expense	30
Investments in associates, net of income taxes	-
Financial expenses	47
Financial income	(67)
Income from operations	205	104	172	(4)	(68)
Depreciation, amortization and impairments of fixed assets	398	188	85	39	85
Restructuring and acquisition-related charges	(31)	(62)	14	11	5
Other items	58	3	17	24	14
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	1	1		-
Adjusted EBITDA	630	235	289	70	36

January to June 2020
Net income	249
Discontinued operations, net of income taxes	(37)
Income tax expense	-
Investments in associates, net of income taxes	4
Financial expenses	94
Financial income	(96)
Income from operations	214	113	216	34	(150)
Depreciation, amortization and impairments of fixed assets	751	324	165	73	189
Restructuring and acquisition-related charges	30	(19)	25	18	5
Other items	112	36	37	24	15
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(31)	(31)	-	-
Adjusted EBITDA	1,075	424	443	149	60

Composition of free cash flow

in millions of EUR

	Q2		January to June
	2020	2021	2020	2021
Net cash provided by operating activities	446	332	622	653
Net capital expenditures	(234)	(166)	(425)	(318)
Purchase of intangible assets	(31)	(38)	(50)	(53)
Expenditures on development assets	(81)	(69)	(155)	(130)
Capital expenditures on property, plant and equipment	(124)	(78)	(227)	(155)
Proceeds from disposals of property, plant and equipment	2	20	8	21
Free cash flow	212	167	197	336

Philips statistics

in millions of EUR unless otherwise stated

	2020				2021
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,693	3,974	4,411	5,235	3,827	4,230
Comparable sales growth1)	(1)%	(5)%	10%	6%	9%	9%
Comparable order intake2)	24%	27%	(18)%	7%	(5)%	(15)%
Gross margin	1,651	1,660	1,984	2,525	1,487	1,789
as a % of sales	44.7%	41.8%	45.0%	48.2%	38.9%	42.3%
Selling expenses	(1,017)	(962)	(969)	(1,107)	(986)	(1,056)
as a % of sales	(27.5)%	(24.2)%	(22.0)%	(21.1)%	(25.8)%	(25.0)%
G&A expenses	(151)	(158)	(159)	(162)	(173)	(138)
as a % of sales	(4.1)%	(4.0)%	(3.6)%	(3.1)%	(4.5)%	(3.3)%
R&D expenses	(466)	(434)	(456)	(465)	(424)	(470)
as a % of sales	(12.6)%	(10.9)%	(10.3)%	(8.9)%	(11.1)%	(11.1)%
Income from operations	9	205	396	654	(52)	85
as a % of sales	0.2%	5.2%	9.0%	12.5%	(1.4)%	2.0%
Net income	39	210	340	607	40	153
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	0.02	0.21	0.30	0.55	(0.04)	0.07
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)4)	0.14	0.27	0.50	0.83	0.28	0.40
EBITA1)	92	364	456	872	61	173
as a % of sales	2.5%	9.2%	10.3%	16.7%	1.6%	4.1%
Adjusted EBITA1)	208	390	684	995	362	532
as a % of sales	5.6%	9.8%	15.5%	19.0%	9.5%	12.6%
Adjusted EBITDA1)	445	630	924	1,263	579	762
as a % of sales	12.0%	15.9%	20.9%	24.1%	15.1%	18.0%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2020. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.  4) The comparative figures have been restated to conform to the revised definitions. Refer to Forward-looking statements and other important information.

Philips statistics

in millions of EUR unless otherwise stated

	2020				2021
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,693	7,667	12,078	17,313	3,827	8,057
Comparable sales growth1)	(1)%	(3)%	2%	3%	9%	9%
Comparable order intake2)	24%	26%	10%	9%	(5)%	(11)%
Gross margin	1,651	3,310	5,295	7,820	1,487	3,277
as a % of sales	44.7%	43.2%	43.8%	45.2%	38.9%	40.7%
Selling expenses	(1,017)	(1,979)	(2,947)	(4,054)	(986)	(2,042)
as a % of sales	(27.5)%	(25.8)%	(24.4)%	(23.4)%	(25.8)%	(25.3)%
G&A expenses	(151)	(309)	(468)	(630)	(173)	(311)
as a % of sales	(4.1)%	(4.0)%	(3.9)%	(3.6)%	(4.5)%	(3.9)%
R&D expenses	(466)	(901)	(1,357)	(1,822)	(424)	(894)
as a % of sales	(12.6)%	(11.8)%	(11.2)%	(10.5)%	(11.1)%	(11.1)%
Income from operations	9	214	610	1,264	(52)	33
as a % of sales	0.2%	2.8%	5.1%	7.3%	(1.4)%	0.4%
Net income	39	249	588	1,195	40	192
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	0.02	0.23	0.53	1.08	(0.04)	0.03
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)4)	0.14	0.41	0.91	1.74	0.28	0.69
EBITA1)	92	456	912	1,784	61	234
as a % of sales	2.5%	5.9%	7.6%	10.3%	1.6%	2.9%
Adjusted EBITA1)	208	598	1,282	2,277	362	894
as a % of sales	5.6%	7.8%	10.6%	13.2%	9.5%	11.1%
Adjusted EBITDA1)	445	1,075	1,999	3,262	579	1,341
as a % of sales	12.0%	14.0%	16.6%	18.8%	15.1%	16.6%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	887,579	891,301	909,472	905,128	905,289	912,734
Shareholders' equity per common share in EUR	13.66	12.29	12.89	13.11	13.80	13.10
Net debt : group equity ratio1)	28:72	31:69	29:71	24:76	34:66	36:64
Total employees of continuing operations	73,568	73,675	73,982	75,001	77,343	77,084
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2020. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.  4) The comparative figures have been restated to conform to the revised definitions. Refer to Forward-looking statements and other important information.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include: statements made about our strategy; estimates of sales growth; future Adjusted EBITA; future restructuring and acquisition-related charges and other costs; future developments in Philips’ organic business; and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: changes in industry or market circumstances; economic, political and societal changes; Philips’ increasing focus on health technology and solutions; the successful completion of divestments such as the disentanglement and divestment of our Domestic Appliances businesses; the realization of Philips’ objectives in growth geographies; business plans and integration of acquisitions; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; COVID-19 and other pandemics; breaches of cybersecurity; IT system changes or failures; the effectiveness of our supply chain; challenges to drive operational excellence, productivity and speed in bringing innovations to market; attracting and retaining personnel; future trade arrangements following Brexit; compliance with regulations and standards including quality, product safety and data privacy; compliance with business conduct rules and regulations; treasury risks and other financial risks; tax risks; costs of defined-benefit pension plans and other post- retirement plans; reliability of internal controls, financial reporting and management process. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements.  For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2020.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management's estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2020.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2020. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2020.

In 2020, Philips revised the definition of net finance expenses used in the calculation of Adjusted income from continuing operations attributable to shareholders, to exclude fair value movements of limited life fund investments recognized at fair value through profit and loss. This change leads to more relevant information as the fair value movements are not indicative of Philips' performance. The fair value movements do not represent cash items. Philips believes making this change is helpful for investors to evaluate Philips' performance.

As announced on March 25, 2021, Philips has signed an agreement to sell its Domestic Appliances business. As of the first quarter of 2021, the Domestic Appliances business is presented as a discontinued operation. In this report, comparative results have been restated to reflect the treatment of the Domestic Appliances business as a discontinued operation. Further details of the restatement have been published on the Philips Investor Relations website and can be accessed here.

Prior-period amounts have been reclassified to conform to the current-period presentation; this includes immaterial organizational changes.

Philips semi-annual report 2021

Introduction

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’ or ‘Philips’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (‘the Group’) are described in the Annual Report 2020. The semi-annual report for the six months ended June 30, 2021 consists of the semi-annual condensed consolidated financial statements, the semi-annual management report and responsibility statement by the Company’s Board of Management. The information in this semi-annual report is unaudited.

Responsibility statement

The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual condensed consolidated financial statements for the six-month period ended June 30, 2021, which have been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and that the semi-annual management report for the six-month period ended June 30, 2021 gives a fair view of the information required pursuant to article 5:25d paragraph 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Amsterdam, July 26, 2021

Board of Management

Frans van Houten

Abhijit Bhattacharya

Marnix van Ginneken

Management report Philips performance

Key data

in millions of EUR unless otherwise stated

	January to June
	20201)	2021
Sales	7,667	8,057
Nominal sales growth	(1)%	5%
Comparable sales growth2)	(3)%	9%
Comparable order intake3)	26%	(11)%
Income from operations	214	33
as a % of sales	2.8%	0.4%
Financial income and expenses, net	2	(13)
Investments in associates, net of income taxes	(4)	6
Income tax	-	5
income from continuing operations	212	31
Discontinued operations, net of income taxes	37	161
Net income	249	192
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders4) (in EUR) - diluted	0.23	0.03
Adjusted income from continuing operations attributable to shareholders4) (in EUR) - diluted2)	0.41	0.69
Net income attributable to shareholders4) (in EUR) - diluted	0.27	0.21
EBITA2)	456	234
as a % of sales	5.9%	2.9%
Adjusted EBITA2)	598	894
as a % of sales	7.8%	11.1%
Adjusted EBITDA2)	1,075	1,341
as a % of sales	14.0%	16.6%
1) Comparative figures in this report have been restated, refer to 'Presentation' in Forward-looking statements and other important information. 2) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 3) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2020.  4) Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding.

  Comparable sales growth was 9%, with double-digit growth in the Personal Health businesses and Diagnosis & Treatment businesses, partly offset by a mid-single-digit decline in the Connected Care businesses.
  Comparable order intake declined by 11%, with double-digit growth in the Diagnosis & Treatment businesses, which was more than offset by a double-digit decline in the Connected Care businesses.
  Adjusted EBITA increased by EUR 296 million and the margin increased by 330 basis points compared to the first half of 2020, driven by sales growth and productivity measures.
  Amortization of acquired intangibles includes an impairment of EUR 55 million related to technology assets.
  Restructuring, acquisition-related and other charges amounted to EUR 661 million, compared to EUR 142 million in the first half of 2020. The first half of 2021 includes a field action provision of EUR 500 million, a loss of EUR 70 million related to a divestment, restructuring charges of EUR 41 million, acquisition-related charges of EUR 54 million partly offset by a EUR 41 million gain related to the re-measurement of a contingent consideration liability, and separation costs of EUR 50 million related to the Domestic Appliances business. The first half of 2021 also includes a favorable result in legal matters of EUR 38 million, a benefit from the re-measurement of environmental liabilities of EUR 33 million, and a gain of EUR 32 million related to a minority participation.
  Financial income and expenses resulted in an expense of EUR 13 million, compared to an income of EUR 2 million in the first half of 2020. The first half of 2021 includes lower gains on the value of our minority participations compared to the first half of 2020.
  Income tax decreased by EUR 5 million year-on-year, mainly due to lower net income in 2021, partly offset by one-off non-cash benefits in 2020.
  Net income decreased by EUR 57 million, as higher operational earnings were more than offset by a EUR 500 million field action provision.

Cash and cash equivalents balance

in millions of EUR

	January to June
	2020	2021
Beginning cash balance	1,425	3,226
Free cash flow1)	197	336
Net cash flows from operating activities	622	653
Net capital expenditures	(425)	(318)
Other cash flows from investing activities	(122)	(2,890)
Treasury shares transactions	(141)	(80)
Changes in debt	893	691
Dividend paid to shareholders		(409)
Other cash flow items	(14)	38
Net cash flows from discontinued operations	56	107
Ending cash balance	2,294	1,019
of which discontinued operations		16
of which continuing operations		1,003
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Net cash flows from operating activities showed a slight increase compared to the first half of 2020.
  Other cash flows from investing activities mainly includes transactions related to the acquisitions of BioTelemetry and Capsule Technologies amounting to EUR 2.8 billion.
  Treasury shares transactions includes share repurchases for capital reduction purposes and for Long-Term Incentive and employee stock purchase plans.
  Changes in debt mainly includes the draw-down of two bilateral loans amounting to a total of EUR 500 million and commercial paper issued of EUR 300 million, partly offset by finance lease repayments.
  Dividend paid to shareholders includes a EUR 409 million cash dividend, whereas in 2020 the dividend was fully distributed in shares.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2020	June 30, 2021
Long-term debt	5,705	5,882
Short-term debt	1,229	1,949
Total debt	6,934	7,831
Cash and cash equivalents	3,226	1,003
Net debt	3,708	6,827
Shareholders' equity	11,870	11,952
Non-controlling interests	31	34
Group equity	11,901	11,987
Net Debt : group equity ratio1)	24:76	36:64
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  The change in the composition of net debt to group equity was mainly due to the acquisitions of BioTelemetry and Capsule Technologies.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	January to June
	2020	2021
Sales	3,746	3,973
Sales growth
Nominal sales growth	(1)%	6%
Comparable sales growth1)	(4)%	13%
Income from operations	113	356
as a % of sales	3.0%	9.0%
EBITA1)	265	463
as a % of sales	7.1%	11.7%
Adjusted EBITA1)	283	441
as a % of sales	7.6%	11.1%
Adjusted EBITDA1)	424	578
as a % of sales	11.3%	14.5%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales growth was 13%, with double-digit growth in Image-Guided Therapy, Enterprise Diagnostic Informatics, Diagnostic Imaging and Ultrasound.
  Comparable sales in mature geographies showed double-digit growth, driven by North America, Benelux, Japan and UK & Ireland. Growth geographies recorded double-digit growth, driven by China.
  Adjusted EBITA increased by EUR 158 million, resulting in a margin of 11.1%, mainly driven by sales growth and productivity measures.
  Amortization of acquired intangible assets includes an impairment of EUR 55 million related to technology assets.
  Restructuring, acquisition-related and other charges amounted to a gain of EUR 22 million, compared to charges of EUR 17 million in the first half of 2020. The first half of 2021 includes restructuring charges of EUR 34 million, acquisition-related charges of EUR 21 million offset by a EUR 41 million gain related to the re-measurement of a contingent consideration liability, and a favorable result in legal matters of EUR 38 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	January to June
	2020	2021
Sales	2,431	2,344
Sales growth
Nominal sales growth	12%	(4)%
Comparable sales growth1)	11%	(6)%
Income from operations	216	(379)
as a % of sales	8.9%	(16.2)%
EBITA1)	283	(295)
as a % of sales	11.6%	(12.6)%
Adjusted EBITA1)	345	281
as a % of sales	14.2%	12.0%
Adjusted EBITDA1)	443	364
as a % of sales	18.2%	15.5%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales declined by 6%, with double-digit growth in Hospital Patient Monitoring, which was more than offset by a double-digit decline in Sleep & Respiratory Care.
  Comparable sales in growth geographies showed low-single-digit growth, with double-digit growth in India and high-single-digit growth in Central & Eastern Europe, partly offset by a double-digit decline in Middle East & Turkey and China. Mature geographies recorded a high-single-digit decline, with low-single-digit growth in other mature geographies, which was more than offset by a double-digit decline in Western Europe and a mid-single-digit decline in North America.
  Adjusted EBITA decreased by EUR 64 million, resulting in a margin of 12.0%, mainly due to the impact in the Sleep & Respiratory Care business, partly offset by cost savings.
  Restructuring, acquisition-related and other charges were EUR 576 million, compared to EUR 62 million in the first half of 2020. The first half of 2021 includes a field action provision of EUR 500 million and EUR 38 million of restructuring and acquisition-related charges.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	January to June
	20201)	2021
Sales	1,313	1,561
Sales growth
Nominal sales growth	(18)%	19%
Comparable sales growth2)	(18)%	25%
Income from operations	34	238
as a % of sales	2.6%	15.2%
EBITA2)	42	245
as a % of sales	3.2%	15.7%
Adjusted EBITA2)	84	245
as a % of sales	6.4%	15.7%
Adjusted EBITDA2)	149	301
as a % of sales	11.3%	19.3%
1) Comparative figures in this report have been restated, refer to 'Presentation' in Forward-looking statements and other important information. 2) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales growth was 25%, with strong double-digit growth across all businesses.
  Comparable sales in growth and mature geographies showed double-digit growth, with double-digit growth in all main markets.
  Adjusted EBITA increased by EUR 161 million, resulting in a margin of 15.7%, mainly driven by sales growth and productivity measures, partly offset by higher investments in advertising & promotion.
  Restructuring, acquisition-related and other charges were not material, compared to EUR 42 million in the first half of 2020.

Other

Key data

in millions of EUR unless otherwise stated

	January to June
	2020	2021
Sales	177	179
Income from operations	(150)	(181)
EBITA1)	(135)	(178)
Adjusted EBITA1) of:	(114)	(73)
IP Royalties	87	81
Innovation	(96)	(68)
Central costs	(75)	(75)
Other	(30)	(12)
Adjusted EBITDA1)	60	99
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Sales increased by EUR 2 million, mainly driven by higher royalty income.
  The increase in Adjusted EBITA mainly relates to lower costs and movements in environmental provisions.
  Restructuring, acquisition-related and other charges amounted to EUR 106 million, compared to EUR 20 million in the first half of 2020. The first half of 2021 includes a loss of EUR 70 million related to a divestment and EUR 50 million of separation costs related to the Domestic Appliances business, partly offset by a benefit from the re-measurement of environmental liabilities of EUR 33 million.

Condensed consolidated statements of income

In millions of EUR unless otherwise stated

	Q2		January to June
	2020	2021	2020	2021
Sales	3,974	4,230	7,667	8,057
Cost of sales	(2,315)	(2,441)	(4,356)	(4,780)
Gross margin	1,660	1,789	3,310	3,277
Selling expenses	(962)	(1,056)	(1,979)	(2,042)
General and administrative expenses	(158)	(138)	(309)	(311)
Research and development expenses	(434)	(470)	(901)	(894)
Other business income	107	60	110	110
Other business expenses	(7)	(100)	(18)	(106)
Income from operations	205	85	214	33
Financial income	67	39	96	75
Financial expenses	(47)	(46)	(94)	(89)
Investment in associates, net of income taxes	-	(2)	(4)	6
Income before taxes	226	76	212	26
Income tax expense	(30)	(11)	-	5
Income from continuing operations	195	65	212	31
Discontinued operations, net of income taxes	14	88	37	161
Net income	210	153	249	192
Attribution of net income
Income from continuing operations attributable to shareholders of Koninklijke Philips N.V.	194	63	209	28
Net income attributable to shareholders1)	208	150	246	190
Net income attributable to non-controlling interests	2	2	3	3
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	906,870	907,481	907,126	906,360
- diluted	914,273	913,285	915,645	913,338
Income from continuing operations attributable to shareholders1)
- basic	0.21	0.07	0.23	0.03
- diluted	0.21	0.07	0.23	0.03
Net income attributable to shareholders1)
- basic	0.23	0.17	0.27	0.21
- diluted	0.23	0.16	0.27	0.21
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding.

Condensed statements of comprehensive income

In millions of EUR

	Q2		January to June
	2020	2021	2020	2021
Net income for the period	210	153	249	192

Pensions and other post employment plans:
Remeasurement, before tax	-	-	-	-
Income tax effect on remeasurements	-	11	-	11

Financial assets fair value through OCI:
Net current-period change, before tax	4	(7)	1	(5)
Income tax effect on net current-period change		1		1
Total of items that will not be reclassified to Income statement	4	4	1	7

Currency translation differences:
Net current-period change, before tax	(169)	(186)	(167)	388
Income tax effect on net current-period change	12	-	(1)	(1)
Reclassification adjustment for (gain) loss realized		36		36

Cash flow hedges:
Net current-period change, before tax	(8)	5	25	(20)
Income tax effect on net current-period change	-	(2)	(11)	9
Reclassification adjustment for (gain) loss realized	7	(5)	20	(14)
Total of items that are or may be reclassified to Income Statement	(159)	(151)	(134)	398

Other comprehensive income (loss) for the period	(155)	(147)	(133)	404

Total comprehensive income (loss) for the period	55	6	115	597

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	53	4	113	593
Non-controlling interests	2	2	2	4

Amounts may not add up due to rounding.

Condensed consolidated balance sheets

In millions of EUR

	December 31, 2020	June 30, 2021
Non-current assets:
Property, plant and equipment	2,682	2,714
Goodwill	8,014	10,177
Intangible assets excluding goodwill	2,997	3,642
Non-current receivables	230	224
Investments in associates	240	370
Other non-current financial assets	430	555
Non-current derivative financial assets	6	2
Deferred tax assets	1,820	1,828
Other non-current assets	66	64
Total non-current assets	16,486	19,576

Current assets:
Inventories	2,993	3,225
Other current assets	424	500
Current derivative financial assets	105	52
Income tax receivable	150	163
Current receivables	4,156	3,347
Assets classified as held for sale	173	1,139
Cash and cash equivalents	3,226	1,003
Total current assets	11,227	9,430
Total assets	27,713	29,006

Equity:
Equity	11,870	11,952
Common shares	182	183
Reserves	(340)	52
Other	12,028	11,716
Non-controlling interests	31	34
Group equity	11,901	11,987

Non-current liabilities:
Long-term debt	5,705	5,882
Non-current derivative financial liabilities	86	99
Long-term provisions	1,458	1,375
Deferred tax liabilities	59	57
Non-current contract liabilities	403	421
Non-current tax liabilities	291	320
Other non-current liabilities	74	95
Total non-current liabilities	8,077	8,249

Current liabilities:
Short-term debt	1,229	1,949
Current derivative financial liabilities	77	61
Income tax payable	57	54
Accounts Payable	2,119	1,590
Accrued liabilities	1,678	1,438
Current contract liabilities	1,239	1,448
Short-term provisions	522	895
Dividend payable		73
Liabilities directly associated with assets held for sale	30	775
Other current liabilities	785	488
Total current liabilities	7,735	8,771
Total liabilities and group equity	27,713	29,006

Amounts may not add up due to rounding.

Condensed consolidated statements of cash flows

In millions of EUR

	January to June
	2020	2021
Cash flows from operating activities:
Net income (loss)	249	192
Results of discontinued operations - net of income tax	(37)	(161)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of fixed assets	751	671
Impairment of goodwill and other non-current financial assets	-	15
Share-based compensation	74	57
Net loss on sale of assets	2	54
Interest income	(8)	(11)
Interest expense on debt, borrowings and other liabilities	81	76
Income taxes	-	(5)
Investments in associates, net of income taxes	2	(6)
Decrease (increase) in working capital:	(189)	(291)
Decrease (increase) in receivables and other current assets	455	461
Decrease (increase) in inventories	(580)	(418)
Increase (decrease) in accounts payable, accrued and other current liabilities	(65)	(334)
Decrease (increase) in non-current receivables, other assets and other liabilities	7	54
Increase (decrease) in provisions	(161)	321
Other items	21	(87)
Interest paid	(83)	(93)
Interest received	8	10
Dividends received from investments in associates	4	4
Income taxes paid	(99)	(146)
Net cash provided by (used for) operating activities	622	653
Cash flows from investing activities:
Net capital expenditures	(425)	(318)
Purchase of intangible assets	(50)	(53)
Expenditures on development assets	(155)	(130)
Capital expenditures on property, plant and equipment	(227)	(155)
Proceeds from sales of property, plant and equipment	8	21
Net proceeds from (cash used for) derivatives and current financial assets	(12)	23
Purchase of other non-current financial assets	(76)	(65)
Proceeds from other non-current financial assets	12	80
Purchase of businesses, net of cash acquired	(46)	(3,009)
Net proceeds from sale of interests in businesses, net of cash disposed of	1	81
Net cash provided by (used for) investing activities	(546)	(3,207)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	12	809
Principal payments on short-term portion of long-term debt	(150)	(145)
Proceeds from issuance of long-term debt	1,031	27
Re-issuance of treasury shares	25	16
Purchase of treasury shares	(166)	(95)
Dividend paid to shareholders of Koninklijke Philips N.V.		(409)
Dividend paid to shareholders of non-controlling interests	(1)	(1)
Net cash provided by (used for) financing activities	752	201

Net cash provided by (used for) continuing operations	827	(2,353)

Net cash provided by (used for) discontinued operations	56	107

Net cash provided by (used for) continuing and discontinued operations	883	(2,245)
Effect of change in exchange rates on cash and cash equivalents	(13)	39
Cash and cash equivalents at the beginning of the period	1,425	3,226
Cash and cash equivalents at the end of the period	2,294	1,019

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items. Amounts may not add up due to rounding.

Condensed consolidated statements of changes in equity

In millions of EUR

	Common shares	Currency translation differences	Fair value through OCI	Cash flow hedges	Capital in excess of par value	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Total equity
		Reserves			Other
Balance as of January 1, 2020	179	978	(303)	(24)	3,671	8,296	(201)	12,597	28	12,625
Total comprehensive income (loss)		(167)	1	34		246		113	2	115
Dividend declared						(781)		(781)	(1)	(783)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(2)			2
Purchase of treasury shares						-	(130)	(130)		(130)
Re-issuance of treasury shares					(144)	10	149	15		15
Forward contracts						(920)		(920)		(920)
Share call options						10	(27)	(17)		(17)
Cancellation of treasury shares	(1)					(151)	152
Share-based compensation plans					75			75		75
Income tax share-based compensation plans					-			-		-
Balance as of June 30, 2020	179	811	(304)	10	3,602	6,713	(58)	10,952	29	10,981

Balance as of December 31, 2020	182	(58)	(305)	23	4,400	7,828	(199)	11,870	31	11,901
Total comprehensive income (loss)		422	(4)	(25)		200		593	4	597
Dividend distributed	1				290	(773)		(482)	(1)	(483)
Minority buy-out									-	-
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings						-		-		-
Purchase of treasury shares						-		-		-
Re-issuance of treasury shares					(146)	18	137	9		9
Forward contracts						(6)	(84)	(90)		(90)
Share call options						6	(11)	(5)		(5)
Share-based compensation plans					58			58		58
Income tax share-based compensation plans					(1)			(1)		(1)
Balance as of June 30, 2021	183	364	(309)	(2)	4,600	7,274	(158)	11,952	34	11,987

Amounts may not add up due to rounding.

Notes to the unaudited semi-annual condensed consolidated financial statements

Basis of preparation

These semi-annual condensed consolidated financial statements for the six-month period ended June 30, 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed by the EU.

The semi-annual condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, these statements are to be read in conjunction with the Annual Report for the year ended December 31, 2020.

The semi-annual condensed financial statements are presented in euros, which is the presentation currency. Due to rounding, amounts may not add up to totals provided. Certain comparative-period amounts have been reclassified to conform to the current-period presentation.

Significant accounting policies

The significant accounting policies applied in these semi-annual condensed consolidated financial statements are consistent with those applied in the Annual Report 2020, except for the adoption of new standards and amendments to standards which are also expected to be reflected in the company's consolidated IFRS financial statements as at and for the year ending December 31, 2021. The new and amended standards did not have a material impact on the company's semi-annual condensed consolidated financial statements. The company has not early-adopted any standard, interpretation or amendment that has been issued but is not yet effective and endorsed.

Estimates

The preparation of the semi-annual condensed consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting principles and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates under different assumptions or conditions. Except for the additional significant estimates and judgments included in our provisions as disclosed in the note on Provisions, in preparing these semi-annual condensed financial statements, the significant estimates and judgements made by management in applying the company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2020.

COVID-19

COVID-19 continued to affect the company’s results, balance sheet and cash flows presented in these semi-annual condensed consolidated financial statements. Where relevant, the impact of the COVID-19 pandemic and resulting uncertainties have been considered and are reflected in amounts reported. COVID-19 did not result in any other material adjustments to the carrying amounts of assets and liabilities during the six-month period ended June 30, 2021, other than disclosed in the note on Intangible assets excluding goodwill and the note on Provisions. COVID-19 did not have a significant impact on reported sales for the six-month period ended June 30, 2021. In addition, there were no further changes to treasury and other financial risks other than those disclosed in the Annual Report 2020. Further reference is made to the COVID-19 note included in the Annual Report 2020, which details the impact of the pandemic on significant accounting matters.

Risk management

The Annual Report 2020 describes certain risk categories and risks (including risk appetite) which could have a material adverse effect on Philips’ financial position and results. Those categories and risks remain valid and should be read in conjunction with this semi-annual report.

Looking ahead to the second half of 2021, Philips continues to see uncertainty and volatility related to the impact of COVID-19 across the world, driven by, amongst others, the effectiveness of vaccination programs, mutations of COVID-19 and potentially new viruses which may cause new pandemics. Philips continues to expect that COVID-19 and its macro-economic effects will negatively impact supply chains and results from operations for an uncertain period. It may also affect planned disposals consistent with Philips’ focus on health technology; the timing, terms, execution, and proceeds of any such disposals are uncertain.

Also, financial markets are expected to continue to be highly volatile due to political and macroeconomic issues (such as, but not limited to, trade tariffs and sanctions) in most major regions, such as Europe, United States, China, Russia, Middle East & Turkey and Latin America. Geopolitical conflicts and criminal activity continue to drive increases in the number and severity of cyber-attacks in general. Like many other multinational companies, Philips is therefore inherently and increasingly exposed to the risk of cyber-attacks.

Philips operates in a highly regulated product safety and quality environment and its products and services, including parts or materials from suppliers, are subject to regulation by various government and regulatory agencies (e.g. FDA (US), EMA (Europe), NMPA (China), MHRA (UK), ASNM (France), BfArM (Germany), IGZ (Netherlands)). In the European Union (EU), a new Medical Device Regulation (EU MDR) was published in 2017, which imposes significant additional pre-market and post-market requirements. Philips is undertaking considerable efforts to improve quality and management systems in all of its operations, and to keep strengthening the quality and continuous improvement culture we have built up. The improvement actions in these areas will continue to affect the company’s results.

Additional risks not known to Philips, or currently believed not to be material, could later turn out to have a material impact on Philips’ business, objectives, revenues, income, assets, liquidity, or capital resources.

Seasonality

Under normal economic conditions, the Group’s sales are impacted by seasonal fluctuations, typically resulting in higher revenues and earnings in the second half-year. At the Diagnosis & Treatment businesses and Connected Care businesses, sales are generally higher in the second half-year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. At the Personal Health businesses, sales are generally higher in the second half-year due to holiday sales and events. The segment Other is generally not materially affected by seasonality, however the timing of intellectual property transactions may cause variation over the year.

Segment information

Sales and Adjusted EBITA1)

in millions of EUR unless otherwise stated

	January to June
	2020				2021
	sales	sales including intercompany	Adjusted EBITA1)		sales	sales including intercompany	Adjusted EBITA1)
				as a % of sales				as a % of sales
Diagnosis & Treatment	3,746	3,797	283	7.6%	3,973	4,055	441	11.1%
Connected Care	2,431	2,450	345	14.2%	2,344	2,372	281	12.0%
Personal Health	1,313	1,311	84	6.4%	1,561	1,570	245	15.7%
Other	177	218	(114)		179	221	(73)
Inter-segment eliminations		(109)				(161)
Philips Group	7,667	7,667	598	7.8%	8,057	8,057	894	11.1%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
January to June 2021
Net income	192
Discontinued operations, net of income taxes	(161)
Income tax expense	(5)
Investments in associates, net of income taxes	(6)
Financial expenses	89
Financial income	(75)
Income from operations	33	356	(379)	238	(181)
Amortization of acquired intangible assets	186	104	71	7	3
Impairment of goodwill	15	2	13
EBITA	234	463	(295)	245	(178)
Restructuring and acquisition-related charges	54	14	38	-	1
Other items	607	(36)	538	-	105
Adjusted EBITA	894	441	281	245	(73)

January to June 2020
Net income	249
Discontinued operations, net of income taxes	(37)
Income tax expense	-
Investments in associates, net of income taxes	4
Financial expenses	94
Financial income	(96)
Income from operations	214	113	216	34	(150)
Amortization of acquired intangible assets	242	152	67	8	15
EBITA	456	265	283	42	(135)
Restructuring and acquisition-related charges	30	(19)	25	18	5
Other items	112	36	37	24	15
Adjusted EBITA	598	283	345	84	(114)

Sales composition and disaggregation

Sales composition

in millions of EUR unless otherwise stated

	January to June
	2020	2021
Goods	5,381	5,613
Services	1,921	2,092
Royalties	136	138
Total sales from contracts with customers	7,438	7,843
Other sources	229	214
Sales	7,667	8,057

Disaggregation of Sales per segment

in millions of EUR unless otherwise stated

	January to June
	2021
	Sales a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	2,431	1,519	3,949	24	3,973
Connected Care	1,626	528	2,153	190	2,344
Personal Health	1,558	3	1,561		1,561
Other	36	143	179	-	179
Philips Group	5,652	2,192	7,843	214	8,057

Disaggregation of Sales per segment

in millions of EUR unless otherwise stated

	January to June
	2020
	Sales a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	2,289	1,440	3,728	18	3,746
Connected Care	1,785	435	2,220	211	2,431
Personal Health	1,311	1	1,313		1,313
Other	16	161	177	-	177
Philips Group	5,401	2,037	7,438	229	7,667

Sales and tangible and intangible assets

in millions of EUR

	sales1)		tangible and intangible assets2)
	January to June		December 31,	June 30,
	2020	2021	2020	2021
Netherlands	194	245	1,926	1,753
United States	3,047	3,012	9,080	12,368
China	1,044	1,132	313	265
Japan	566	559	511	481
Germany	379	375	302	302
United Kingdom	218	229	545	567
Canada	131	196	38	16
Other countries	2,088	2,309	979	781
Philips Group	7,667	8,057	13,694	16,533
1) Sales are reported based upon country of destination 2) Includes Property, plant and equipment, Goodwill and Intangibles assets excluding goodwill

As required by IFRS 8, Operating Segments are Diagnosis & Treatment businesses, Connected Care businesses and Personal Health businesses, each being responsible for the management of its business worldwide. As of the first quarter of 2021 the Domestic Appliances business is presented as discontinued operation and therefore no longer part of the Operating Segment Personal Health. More segment information can be found in the Information by segment and main country in the Annual Report 2020.

Discontinued operations and assets classified as held for sale

In 2021 and 2020 Discontinued operations consist primarily of the Domestic Appliances business. The table below summarizes the results of discontinued operations, net of income taxes, reported in the consolidated statements of income.

Discontinued operations, net of income taxes

in millions of EUR

	January to June
	2020	2021
Domestic Appliances	44	139
Other	(7)	22
Discontinued operations, net of income taxes	37	161

Discontinued operations earnings per common share

The following table presents the discontinued operations basic and diluted earnings per common share.

Discontinued operations earnings per common share

in EUR unless otherwise stated

	January to June
	2020	2021
Income from discontinued operations attributable to shareholders1)
- basic	0.04	0.18
- diluted	0.04	0.18
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Discontinued operations: Domestic Appliances

As announced on March 25, 2021, Philips has signed an agreement to sell its Domestic Appliances business. As of the first quarter of 2021, the Domestic Appliances business is presented as a discontinued operation, and comparative results have been restated to reflect the treatment of the Domestic Appliances business as a discontinued operation.

The following table summarizes the results of Domestic Appliances included in the Consolidated statements of income as a discontinued operation.

Results of Domestic Appliances

in millions of EUR

	January to June
	2020	2021
Sales	887	1,203
Costs and expenses	(829)	(1,021)
Income before tax	58	182
Income tax expense	(14)	(42)
Results from discontinued operations	44	139

Discontinued operations cash flows

In 2021, net cash used for discontinued operations was EUR 107 million, and consisted primarily of cash flows from operating activities of the Domestic Appliances business.

In 2020, net cash used for discontinued operations was EUR 68 million, and consisted primarily of cash flows from operating activities including advance income tax payments amounting to EUR 78 million.

Assets classified as held for sale

As of June 30, 2021, assets held for sale mainly consisted of the Domestic Appliances business, consisting of Intangible assets (including goodwill) of EUR 289 million, Property, plant and equipment of EUR 119 million, Current receivables of EUR 369 million and Inventories of EUR 316 million. The Liabilities directly associated with these assets held for sale include Accounts payable of EUR 361 million and other current liabilities of EUR 322 million.

As of December 31, 2020, assets held for sale mainly consisted of the Personal Emergency Response System (PERS) business (renamed from the Aging and Caregiving (ACG) business) which was divested on June 30, 2021; refer to the note on Acquisitions and divestments.

Acquisitions and divestments

Acquisitions

In the six months ended June 30, 2021, Philips completed two acquisitions, BioTelemetry, Inc. and Capsule Technologies, Inc., that involved an aggregate net cash outflow of EUR 2,824 million. Upon acquisition, the company recognized aggregated Goodwill of EUR 2,105 million, Other intangible assets of EUR 842 million and related Deferred tax liabilities of EUR 208 million.

The preliminary condensed opening balance sheets of BioTelemetry and Capsule Technologies were as follows:

Opening balance sheet

in millions of EUR

	At acquisition date
	BioTelemetry	Capsule Technologies
Assets
Intangible assets excluding goodwill	623	218
Property, plant and equipment	43	2
Other non-current assets	38	-
Deferred tax assets	69	3
Inventories	13	11
Receivables and other current assets	74	97
Cash	205	19
Total Assets	1,066	349

Liabilities
Accounts payable and other payables	(265)	(98)
Deferred tax liabilities	(153)	(54)
Long-term liabilities	(61)	(2)
Acquired provision for contingent considerations	(12)
Total Liabilities	(492)	(154)

Total identifiable net assets at fair value	574	195
Goodwill arising on acquisition	1,762	344
Purchase consideration transferred	2,337	539

The opening balance sheet positions reflect the preliminary determination of the fair value of identifiable assets acquired and liabilities assumed with the acquisitions. The final determination of the fair values will be completed in 2022. As of June 30, 2021, the valuation studies necessary to determine the fair value of the intangible assets and the valuation of goodwill are preliminary.

Since the respective acquisition dates through June 30, 2021, the contribution to sales to thirds and net income of the acquired entities was EUR 194 million and EUR 10 million loss, respectively. The sales and net income of the combined entities would not differ materially from these amounts if the acquisition date had been on January 1, 2021.

In the six months ended June 30, 2021, acquisition-related costs of EUR 32 million were recognized in General and administrative expenses

BioTelemetry

On February 9, 2021, Philips successfully completed a tender offer to acquire all issued and outstanding shares of BioTelemetry, Inc. for USD 72.00 per share. As a result, BioTelemetry shares were delisted from NASDAQ. The total equity purchase price and the settlement of stock option rights, including BioTelemetry’s cash and debt, involved an amount of EUR 2,132 million and EUR 172 million equity awards consideration paid to employees after the acquisition day.

BioTelemetry, headquartered in Malvern, Pennsylvania, is a leading US-based provider of remote cardiac diagnostics and monitoring solutions. BioTelemetry offers a complete range of clinically validated ambulatory cardiac diagnostics and monitoring services: Short-term Holter monitoring services, Long-term Holter monitoring services, Event recorder services, and Mobile Cardiac Outpatient Telemetry (MCOT) services. The acquisition of BioTelemetry is a strong fit with Philips’ cardiac care portfolio, and its strategy to transform the delivery of care along the health continuum with integrated solutions. BioTelemetry, including its 1,960 employees, forms part of the Connected Care segment.

Goodwill recognized in the amount of EUR 1,761 million mainly represents revenue synergies expected from the combination of Philips’ cardiac care portfolio and its strategy to transform the delivery of care along the health continuum with integrated solutions, and BioTelemetry complete range of clinically validated ambulatory cardiac diagnostics and monitoring services. BioTelemetry Goodwill is not tax-deductible.

The majority of the Intangible assets balance relates to the Customer relationships asset, the fair value of which is determined using the multi-period excess earnings method, which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows associated with that asset over its remaining useful life. The fair value of the Customer relationships asset is based on an estimate of positive future cash flows associated with incremental profits related to excess earnings, discounted at a rate of 10.0%. The amortization period of the Customer relationships asset is 14 years.

Receivables and other current assets reflect the best estimate at the acquisition date of the contractual cash flows expected to be received.

Capsule Technologies

On March 4, 2021, Philips acquired all shares of Capsule Technologies, Inc. for an amount of EUR 520 million in cash. Capsule Technologies, headquartered in Andover, Massachusetts, is a leading provider of medical device integration and data technologies for hospitals and healthcare organizations. Capsule Technologies offers a leading vendor-neutral Medical Device Information Platform with a software-as-a-service business model. The acquisition of Capsule Technologies is a strong fit with Philips’ strategy to transform the delivery of care along the health continuum with integrated solutions. Capsule Technologies, including its 263 employees, forms part of the Connected Care segment.

Goodwill recognized in the amount of EUR 344 million mainly represents revenue synergies expected from the combination of Philips’ industry-leading portfolio of real-time patient monitoring, therapeutic devices, telehealth, informatics and interoperability solutions and Capsule’s leading Medical Device Information Platform, connected through Philips’ secure vendor-neutral cloud-based HealthSuite digital platform. Capsule Technologies Goodwill is not tax-deductible.

The majority of the Intangible assets balance relates to the Customer relationships asset, the fair value of which is determined using the multi-period excess earnings method, which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows associated with that asset over its remaining useful life. The fair value of the Customer relationships asset is based on an estimate of positive future cash flows associated with incremental profits related to excess earnings, discounted at a rate of 12.0%. The amortization period of the Customer relationships asset is 17 years.

Receivables and other current assets reflect the best estimate at the acquisition date of the contractual cash flows expected to be received.

Divestments

In the six months ended June 30, 2021, Philips completed the divestment of the PERS business. As part of the divestment, Philips acquired shares in the buyer Connect America Investment Holdings, LLC with a value of EUR 38 million. The investment is classified as a financial asset measured at Fair Value through Other Comprehensive Income (FVTOCI) and is reported as part of Other non-current financial assets as per June 30, 2021. The divestment resulted in a loss of EUR 70 million, which is included in Other Business Expenses in our Statement of Income.

Investments in associates

During the first six months of 2021, Investments in associates increased from EUR 240 million as of December 31, 2020 to EUR 370 million as of June 30, 2021. The increase mainly reflects purchases of new associates during the period of EUR 169 million, partially offset by the reclassification of our investment in American Well Corp, which was reclassified to Other non-current financial assets upon the loss of significant influence. Refer to the note on Other financial assets.

Goodwill

Goodwill increased by EUR 2,163 million in the six months ended June 30, 2021, primarily as a result of goodwill recognized on new acquisitions of EUR 2,105 million, partially offset by EUR 15 million of impairment losses primarily related to the PERS CGU and EUR 202 million allocated to the Domestic Appliances business which was transferred to assets held for sale. For details on the impact of new acquisitions, refer to the note on Acquisitions and divestments.

The PERS CGU was classified as asset held for sale in Q4 2020. The goodwill impairment of EUR 13 million recorded in the first half of 2021 relates to a decrease in the recoverable amount of the CGU, which is included in Other business expenses in the Statement of Income. The fair value less cost of disposal methodology was used as the recoverable amount for the PERS CGU. The fair value is based on Level 3 inputs. Key assumptions and inputs used in the fair value less cost of disposal calculation include the signed purchase agreement for the PERS divestment. Refer to Acquisitions and divestments for further information. The impairment charge brought the PERS goodwill down to zero. As of June 30, 2021, the PERS CGU has been divested.

Goodwill is tested for impairment annually in the fourth quarter and whenever impairment indicators require.

For the Sleep & Respiratory Care (S&RC) cash-generating unit (CGU) we identified such indicators at June 30 2021. The total amount of goodwill tested for impairment amounts to EUR 1,950 million, all of which relates to S&RC. The Q2 2021 S&RC goodwill impairment test used compound sales growth rates of (4.8)% (initial forecast period) and 5.0% (extrapolation period) and 2.5% (terminal period). A pre-tax discount rate of 9.3% was applied. In the S&RC impairment test performed in Q2 2021, the estimated recoverable amount exceeded the carrying value of the unit, therefore no impairment loss was recognized.

The basis of the recoverable amount used in the Q2 2021 impairment test for the S&RC CGU is the value and use methodology, and the fair value less cost of disposal methodology was used for the PERS CGU. These methodologies are in line with annual tests performed in 2020.

Intangible assets excluding goodwill

Intangible assets excluding goodwill increased by EUR 645 million in the six months ended June 30, 2021, primarily as a result of additions and acquisitions of EUR 1,038 million, offset by amortization and impairments of EUR 393 million. For details on the impact of new acquisitions, refer to the note on Acquisitions and divestments.

The impairments in 2021 amount to EUR 97 million and mainly relate to technology (EUR 56 million) and product development (EUR 38 million). The most notable impairment in 2021 is in the Diagnosis & Treatment segment, for technology assets in Image Guided Therapy-Systems (IGT-Systems) of EUR 55 million. This impairment charge is based on a trigger-based test on the CGU EPD, a business category and an innovator in image-guided procedures for cardiac arrhythmias (heart rhythm disorders). The impairment charge is a result of more severe short-term impacts of COVID-19 and the competitive environment. The basis of the recoverable amount used in this test is the value in use, and an after-tax discount rate of 6.5% is applied. After the impairment charge the recoverable amount of the related intangible assets is EUR 29 million.

Other financial assets

Other non-current financial assets

In the first half of 2021, Other non-current financial assets increased by EUR 125 million, from EUR 430 million as of December 31, 2020 to EUR 555 million as of June 30, 2021. The increase mainly reflects additions during the period of EUR 148 million and fair value gains related to investments in financial assets at fair value through profit or loss of EUR 56 million, partially offset by distributions received from our investments in limited life funds of EUR 83 million.

The additions for the period mainly relate to the company’s investment in Connect America Investment Holdings, LLC (EUR 38 million, refer to the note on Acquisitions and divestments) and the recognition at fair value of American Well Corp (EUR 84 million), which resulted in a gain of EUR 32 million in Other business income.

Fair value information is provided in the note on Fair value of financial assets and liabilities.

Equity

As of June 30, 2021, the issued and fully-paid share capital consists of 917,398,969 common shares, each share having a par value of EUR 0.20, and the total number of treasury shares amounted to 4,664,917, which were purchased at an average price of EUR 33.85 per share.

On May 6, 2021, the Extraordinary General Meeting of Shareholders approved a dividend of EUR 0.85 per common share in cash or shares, at the option of the shareholder, against the net income of the company for 2020.  In June 2021, Philips settled a dividend of EUR 0.85 per common share, representing a total value of EUR 773 million (including costs). Approximately 38% of shareholders elected for a share dividend, resulting in the issuance of  6,345,968 new common shares. The cash dividend involved an amount of EUR 482 million (including costs).

During the first six months of 2021, a total of 4,007,318 treasury shares were delivered as a result of restricted share deliveries, performance share deliveries and stock option exercises.

In the first six months of 2021, a total of 247,526 shares were acquired in connection with Philips' Long-Term Incentive (LTI) Program through the unwinding of 247,526 EUR-denominated call options which were previously acquired to cover LTI commitments, and an additional EUR 5 million cash payment to the buyer of the call options.  As of June 30, 2021, the number of outstanding EUR-denominated options was 422,930 and the number of outstanding USD-denominated options was 274,315.

In the first six months of 2021, in order to hedge commitments under share-based compensation plans, Philips entered into forward contracts for a total of 2,000,000 shares with settlement dates between October 2023 and November 2023.

Under Philips’ ongoing EUR 1.5 billion share buyback program for capital reduction purposes, which was initiated in the first quarter of 2019, Philips repurchased shares in the open market and entered into a number of forward transactions. Philips had 2,500,000 shares delivered in June 2021 as part of the program which resulted in a EUR 84 million increase in retained earnings against treasury shares. Under the currently outstanding forward contracts the company expects to have another 17,976,023 shares delivered in the remainder of 2021. These shares will be cancelled by December 31, 2021.

The net current-period change, before tax, of the currency translation reserve of EUR 388 million mainly relates to the development of the USD versus the EUR.

Debt

As of June 30, 2021, Philips had total debt of EUR 7,831 million, an increase of EUR 897 million compared to December 31, 2020. The majority of the debt consisted of EUR 4,480 million of public EUR and USD bonds with a weighted average interest rate of 2.52%, EUR 987 million of forward contracts for share repurchases, and EUR 1,263 million of lease liabilities.

Long-term debt was EUR 5,882 million, an increase of EUR 177 million, and short-term debt was EUR 1,949 million, an increase of EUR 720 million compared to December 31, 2020.

In February 2021, Philips entered into two new bilateral loans amounting to a total of EUR 500 million (EUR 250 million each) with a tenor of up to one year.

In May and June 2021, Philips issued commercial paper at various interest rates through its existing commercial paper program. As of June 30, 2021, Philips had EUR 300 million commercial paper outstanding under the program.

In May 2021, Philips also entered into a total amount of EUR 90 million of forward contracts related to the Long-Term Incentive and employee stock purchase plans. These forward contracts will be settled in the last quarter of 2023.

Provisions

Field action provision

In the first half of 2021 Philips initiated a voluntary recall notification in the US/field safety notice outside the US for specific Philips Bi-Level Positive Airway Pressure (Bi-Level PAP), Continuous Positive Airway Pressure (CPAP), and mechanical ventilator devices to address identified potential health risks related to the polyester-based polyurethane (PE-PUR) sound abatement foam component in these devices, and to inform patients and customers of potential impacts on patient health and clinical use related to this issue, as well as instructions on actions to be taken. Philips is providing the relevant regulatory agencies with required information related to the launch and implementation of the projected correction. The company will replace the current sound abatement foam with a new material and has already begun the preparations, which include obtaining the relevant regulatory clearances. Philips aims to address all affected devices in scope of this correction as expeditiously as possible. The updated field safety notice of the affected devices has resulted in adjustments to and acceleration of the repair and replacement actions, as well as intensified communication with customers and patients. The provision balance amounts to EUR 511 million (including currency translation) as of June 30, 2021 in connection with the associated field actions. For legal matters including claims refer to the note on Contingent liabilities. The future developments are subject to significant uncertainties, which require management to make estimates and assumptions about items such as quantities, costs to repair or replace and duration. Actual outcomes in future periods may differ from these estimates and affect the company's results of operations, financial position and cash flows.

Environmental provisions

Based on the progressive insight with respect to site remediation experience, technological progress and risk-based clean-up strategies, the estimated remaining duration of remediation activities for environmental liabilities for infinite environmental sites was revised in the six months ended June 30, 2021 from 60 years to 30 years. The resulting reduction is EUR 55 million of which EUR 33 million is recorded in continued operations and EUR 22 million in discontinued operations.

Legal provisions

During 2021, the company reduced a legal provision in relation to an investigation initiated by the Italian competition authority, following withdrawal of the related allegations.

Contingent consideration provisions

In 2021, revisions to EPD’s forecast due to more severe short-term impacts of COVID-19 and the competitive environment, resulted in a EUR 41 million decrease in the fair value of the respective contingent consideration provision and is reflected in Other business income. For more details of the EPD contingent consideration refer to the note on Fair value of financial assets and liabilities.

Contingent liabilities

Legal proceedings

Royal Philips and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, intellectual property, commercial transactions, product liability, participations and environmental pollution. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, Philips is of the opinion that the cases described below may have, or have had in the recent past, a significant impact on its consolidated financial position, results of operations and cash flows. For information regarding legal proceedings in which Philips is involved, refer to the Annual Report 2020.

Significant developments regarding legal proceedings that have occurred since the publication of the Annual Report 2020 are described below:

As disclosed in the note on Provisions, in the first half of 2021 Philips issued a voluntary recall notification in the US/field safety notice outside the US for specific Philips Bi-Level PAP, CPAP, and mechanical ventilator devices. Following the notification, certain patients, customers, and business partners have threatened to file civil complaints claiming damages based on allegations of personal injury and economic loss sustained due to the field actions Philips is taking. So far this has resulted in the filing of a number of consumer class action lawsuits from users of the affected devices in the United States and Canada and a small number of individual personal injury claims. In addition, certain law firms have announced possible actions on behalf of investors concerning potential violations of securities laws. While Philips continues to engage with its stakeholders to adequately mitigate the impact caused by the recall notification, further claims cannot be excluded.

Given the uncertain nature and timing of the relevant events and potential associated liabilities, the company is unable to reliably estimate the financial effect of these matters, if any. The outcome of the uncertain events could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Balance at June 30, 2021
Financial assets
Carried at fair value:
Debt instruments	197	197			197
Equity instruments	4	4	4
Other financial assets	42	42		32	10
Financial assets carried at FVTPL	243	243	4	32	207
Debt instruments	27	27		27
Equity instruments	244	244	96		148
Current financial assets	-	-
Receivables - current	77	77			77
Financial assets carried at FVTOCI	349	349	96	27	226
Derivative financial instruments	54	54		54
Financial assets carried at fair value	646	646	100	114	433

Carried at (amortized) cost:
Cash and cash equivalents	1,003
Loans and receivables:
Current loans receivables	-
Other non-current loans and receivables	40
Receivables - current	3,270
Receivables - non-current	224
Financial assets carried at (amortized) cost	4,537
Total financial assets	5,183

Financial liabilities
Carried at fair value:
Contingent consideration	(266)	(266)			(266)
Financial liabilities carried at FVTP&L	(266)	(266)			(266)
Derivative financial instruments	(160)	(160)		(160)
Financial liabilities carried at fair value	(426)	(426)		(160)	(266)

Carried at (amortized) cost:
Accounts payable	(1,590)
Interest accrual	(34)
Debt (Corporate bonds and leases)	(5,743)	(6,457)	(5,194)	(1,263)
Debt (excluding corporate bonds and leases)	(2,087)
Financial liabilities carried at (amortized) cost	(9,455)
Total financial liabilities	(9,881)
1) For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and leases), the carrying amounts approximate fair value mainly because of the short maturity of these instruments, and therefore fair value information is not included in the table above.

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Balance as of December 31, 2020
Financial assets
Carried at fair value:
Debt instruments	207	207			207
Equity instruments	5	5	5
Other financial assets	36	36		30	5
Financial assets carried at FVTPL	248	248	5	30	212
Debt instruments	27	27		27
Equity instruments	119	119	12		107
Current financial assets	-	-
Receivables - current	91	91			91
Financial assets carried at FVTOCI	237	237	12	27	198
Derivative financial instruments	111	111		111
Financial assets carried at fair value	596	596	17	168	411

Carried at (amortized) cost:
Cash and cash equivalents	3,226
Loans and receivables:
Current loans receivables	-
Other non-current loans and receivables	37
Receivables - current	4,065
Receivables - non-current	230
Financial assets carried at (amortized) cost	7,558
Total financial assets	8,154

Financial liabilities
Carried at fair value:
Contingent consideration	(318)	(318)			(318)
Financial liabilities carried at FVTP&L	(318)	(318)			(318)
Derivative financial instruments	(163)	(163)		(163)
Financial liabilities carried at fair value	(481)	(481)		(163)	(318)

Carried at (amortized) cost:
Accounts payable	(2,119)
Interest accrual	(52)
Debt (Corporate bonds and finance leases)	(5,655)	(6,431)	(5,216)	(1,216)
Debt (excluding corporate bonds and finance leases)	(1,279)
Financial liabilities carried at (amortized) cost	(9,104)
Total financial liabilities	(9,585)
1) For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and leases), the carrying amounts approximate fair value mainly because of the short maturity of these instruments, and therefore fair value information is not included in the table above.

As part of the EPD acquisition, Philips may be required to pay additional consideration to former shareholders if specified future events occur or conditions are met, such as the achievement of certain regulatory milestones or the achievement of certain commercial milestones. The fair value of this contingent consideration liability is updated each period using a probability-weighted and a risk- adjusted approach to estimate the achievement of future regulatory and commercial milestones, respectively.  The discount rates used in the risk-adjusted approach are ranging from 8 to 9% and reflect the inherent risk related to achieving the commercial milestones. Both regulatory and commercial milestones are discounted for the time value of money at risk-free rates. The fair value measurement is based on management's estimates and assumptions and hence classified as Level 3 in the fair value hierarchy.

A sensitivity analysis of the EPD contingent consideration liability at June 30, 2021 shows that if the probabilities of success for regulatory milestone are increased by 10 percentage points, with all other variables (including foreign exchange rates) held constant, the fair value of the liability would increase by approximately 10%. Similarly, a decrease in the probability of success for regulatory milestone by 10 percentage points would reduce the fair value by approximately 11%. If the discount rates for commercial milestones were to increase instantaneously by 100 basis points from the assumption at June 30, 2021, with all other variables (including foreign exchange rates) held constant, the fair value of the liability would decrease by approximately 2%, while a decrease in the discount rates of 100 basis points would increase the fair value by approximately 2%.

The table below shows the reconciliation from the opening balance to the closing balance for Level 3 fair value measurements.

Reconciliation of the Level 3 fair value hierarchy

in millions of EUR

	Financial assets	Financial liabilities

Balance as of December 31, 2020	411	318
Acquisitions		12
Purchase	61
Sales/redemptions	(82)
Utilizations		(20)
Recognized in profit and loss:
Other business income and expenses		(48)
Financial income and expenses	57
Recognized in other comprehensive income1)	2	4
Receivables held to collect and sell	(15)
Balance as of June 30, 2021	433	266
1) Includes translation differences

Subsequent events

On July 26, 2021, Philips announced a new share buyback program for capital reduction purposes for an amount of up to EUR 1.5 billion. At the current share price, the program represents a total of approximately 36.8 million shares, or 4% of total shares outstanding. Philips expects to start the program in the third quarter of 2021 and to complete it within three years. It is expected that the program will be executed through a number of forward purchase transactions with one or more financial institutions and/or open market purchases by an intermediary to allow for transactions during both open and closed periods in accordance with the EU Market Abuse Regulation.

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